Filed Pursuant to Rule 424(b)(3)
File No. 333-235356
Maximum Offering of 64,990,873 Shares
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Supplement No. 3 dated January 13, 2022
to the
Prospectus dated October 29, 2021
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This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of Priority Income Fund, Inc. (the “Company”) dated October 9, 2020, as amended or supplemented (the “Common Stock Prospectus”). Capitalized terms used but not defined herein shall have the same meaning given them in the Common Stock Prospectus.
You should carefully consider the “Risk Factors” beginning on page 34 of the Prospectus before you decide to invest.
Monthly Net Asset Value Determination

In connection with our monthly net asset value determination, as provided in our valuation policies and procedures, we are announcing that the estimated net asset value of our investment portfolio as of December 31, 2021 is $12.65 per share of our common stock.
Change in Public Offering Price

In connection with our monthly net asset value determination, we are announcing a change in the public offering prices of our common stock as follows: $13.63 per share designated as “Class R,” $12.81 per share designated as “Class RIA,” and $12.71 per share designated as “Class I” from $13.62 per share designated as “Class R,” $12.80 per share designated as “Class RIA,” and $12.70 per share designated as “Class I.” Although we use “Class” designations to indicate our differing sales load structures, the Company does not operate as a multi-class fund. The change in the public offering price is effective as of our January 14, 2022 weekly closing and first applied to subscriptions received from January 7, 2022 through January 13, 2022.

Change in Distribution Reinvestment Price

Reinvested distributions will purchase shares at a price equal to 95% of the price that shares are sold in the offering at the closing immediately following the distribution payment date. In connection with the change in the public offering prices of our common stock, we are announcing no change in the expected distribution reinvestment price of $12.07.

Fees and Expenses
The disclosure appearing under the heading “Fees and Expenses” is hereby replaced with the following:
The following table is intended to assist you in understanding the costs and expenses that an investor in Class R shares sold in this offering will bear directly or indirectly. You will pay (i) selling commissions and dealer manager fees for the purchase of our Class R shares, (ii) dealer manager fees, but no selling commissions, for the purchase of our Class RIA shares and (iii) no selling commissions or dealer manager fees for the purchase of our Class I shares. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you,” “us” or “Priority Income Fund, Inc.,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in us.
Stockholder Transaction Expenses (as a percentage of offering price)(1)

Sales load to Dealer Manager(2)	6.75%
Offering expenses(3)	0.32%
Distribution reinvestment plan fees(4)	—
Total stockholder transaction expenses	7.07%
Annual expenses (as a percentage of average net assets attributable to shares)(1)

Management fee(5)	3.10%
Incentive fees payable under our Investment Advisory Agreement (up to 20% on net investment income, subject to a hurdle rate of 6% annualized)(6)	4.22%
Interest payments on borrowed funds(7)	3.89%
Other expenses(8)	1.56%
Total annual expenses(9)	12.77%
Example
The following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in our shares. In calculating the following expense amounts, we have assumed our annual operating expenses would remain at the percentage levels set forth in the table above and that stockholders would pay a sales load of 6.75%, comprised of a selling commission of 6.0% and a Dealer Manager fee of 0.75%, with respect to shares sold by us in this offering.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return(1)(6)	$149	$297	$434	$738
You would pay the following expenses on a $1,000 investment, assuming the fixed preferred return is achieved(1)(6)	$185	$392	$571	$924
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(1)Amount assumes that we sell $51.1 million worth of our common stock during the 12 months following the date of this prospectus, which represents the average monthly rate of capital raising during the 3 months from April 1, 2021 to June 30, 2021 over 12 months. As of June 30, 2021, we had net assets of approximately $448.3 million. Assuming we raise an additional $51.1 million over the 12 months following the date of this prospectus, we would receive net offering proceeds from such sales of $48.0 million, resulting in estimated net assets of $496.3 million and average net assets of $474.3 million, based on our net assets of $448.3 million as of June 30, 2021. Actual expenses will depend on the number of shares we sell in this offering and the amount of leverage we employ. For example, if we were to raise proceeds significantly less than this amount over the next twelve months, our expenses as a percentage of our average net assets would be significantly higher. There can be no assurance that we will sell $51.1 million of our shares during the twelve months following the date of this prospectus.
(2)“Sales load” includes selling commissions of 6.0% and dealer manager fees of 0.75% payable upon a purchase of Class R shares.
(3)Amount reflects an estimate of the maximum amount of offering expenses we may incur of 0.32% of gross offering proceeds based on estimated amounts over the next twelve months. This amount includes certain costs and expenses for which we may reimburse our Dealer Manager.
(4)The expenses of the distribution reinvestment plan are included in Other Expenses. See “Distribution Reinvestment Plan.”

(5)Our base management fee under the Investment Advisory Agreement will be payable quarterly in arrears, and will be calculated at an annual rate of 2.0% of the value of our average total assets, and based on the average value of our total assets as of the end of the two most recently completed calendar quarters). Our base management fee has been calculated on the basis of our average total assets over the following twelve months and includes routine non-compensation overhead expenses of our Adviser under the Investment Advisory Agreement (up to a maximum of 0.0625% of our total assets per quarter, or 0.25% per year). Routine non-compensation overhead expenses consist primarily of expenses related to office space, furnishings, supplies, equipment, communications equipment and services, and insurance. The percentage reflected in the table is higher than 2.0% because it is calculated on our average net assets (rather than our average total assets). See “Investment Advisory Agreement—Overview of Our Adviser—Advisory Fees.”
(6)The subordinated incentive fee is based on the expected amount to be paid to the Adviser for the year ended June 30, 2022. However, the subordinated incentive fee payable to our Adviser is based on our performance and will not be paid unless we achieve certain performance targets. For example, the subordinated incentive fee, which we refer to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter and will be subordinated to a fixed preferred return on the value of our net assets at the end of the immediately preceding calendar quarter equal to 1.5% per quarter, or an annualized rate of 6.0%. See “Investment Advisory Agreement—Overview of Our Adviser—Advisory Fees” for a full explanation of how this incentive fee is calculated.
(7)“Interest payments on borrowed funds” represents our annualized effective interest expense and includes dividends payable on shares of our Series D Term Preferred Stock, which accrue dividends at a fixed annual rate of 7.00% per annum, dividends payable on shares of our Series F Term Preferred Stock, which accrue dividends at a fixed annual rate of 6.625% per annum, dividends payable on shares of our Series G Term Preferred Stock, which accrue dividends at a fixed annual rate of 6.250% per annum, dividends payable on shares of our Series H Term Preferred Stock, which accrue dividends at a fixed annual rate of 6.000% per annum, dividends payable on shares of our Series I Term Preferred Stock, which accrue dividends at a fixed annual rate of 6.125% per annum, dividends payable on shares of our Series J Term Preferred Stock, which accrue dividends at a fixed annual rate of 6.000% per annum and dividends payable on shares of our Series K Cumulative Preferred Stock, which accrue dividends at a fixed annual rate of 7.000% per annum,. It also includes estimated payments under the Facility. We anticipate having an average drawn balance on the Facility of $16.2 million that will incur interest at the current Prime Rate subject to a 3% floor plus 0.75%. Also included is a 1% undrawn fee based on the assumed $18.8 million of the unused commitment on the Facility. Additional projected amounts considered in calculating the above include interest expense, amortization of deferred financing costs, and amortization of discount on the $15 million balance of the 2035 Notes that accrue interest at a rate of 6.50% per annum. The percentage disclosed assumes 1,094,065 shares of Series D Preferred Stock outstanding, 1,233,428 shares of Series F Preferred Stock outstanding, 1,472,000 shares of Series G Preferred Stock outstanding, 1,196,000 shares of Series H Preferred Stock outstanding, 1,600,000 shares of Series I Preferred Stock outstanding, 1,580,000 shares of Series J Preferred Stock outstanding and 1,600,000 shares of Series K Preferred Stock. We may issue additional shares and/or series of preferred stock or debt securities in the 12 months following the date of this prospectus. In the event we were to issue additional shares of preferred stock or debt securities, our borrowing costs, and correspondingly our total annual expenses, including, in the case of such preferred stock, our base management fee as a percentage of our net assets attributable to common stock, would increase.
(8)Other expenses include accounting, legal and auditing fees as well as the reimbursement of the compensation of our chief financial officer, chief compliance officer, treasurer and secretary and other administrative personnel of our Administrator, fees payable to our independent directors and quarterly allocation by Prospect Capital Management at an up to 0.25% per annum rate of the Company’s average monthly net assets, for payment of issuer support services provided to the Company by Preferred Shareholder Services LLC, an affiliate of the Dealer Manager. The amount presented in the table is based on estimated amounts that may be incurred during the year ended June 30, 2022. The estimate of our administrative costs is based on our projected allocable portion of overhead and other expenses incurred by Prospect Administration in performing its obligations under the Administration Agreement, as well as reimbursement of routine non-compensation overhead expenses of our Adviser under the Investment Advisory Agreement. “Other expenses” does not include non-recurring expenses. See “Administration Agreement,” “Investment Advisory Agreement” and “Investment Objective and Strategy.”
(9)The indirect expenses associated with the Company’s CLO equity investments are not included in the fee table presentation, but if such expenses were included in the fee table presentation then the Company’s total annual expenses would have been 18.13%.
The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. In addition, while the example assumes reinvestment of all distributions at net asset value, we generally intend that participants in our distribution reinvestment plan during this offering will receive a number of our shares determined by dividing the total dollar amount of the distribution payable to a participant by a price equal to 95% of the price that shares are sold in the offering at the closing immediately following the distribution payment date. See “Distribution Reinvestment Plan” for additional information regarding our distribution reinvestment plan. See “Plan of Distribution” for additional information regarding stockholder transaction expenses.

Investment Objective and Strategy-Operations

The disclosure appearing under the sub-heading “Investment Objective and Strategy-Operations” is hereby replaced with the following:

Our day-to-day investment operations are managed by our Adviser. Our Adviser does not currently have employees, but has access to certain investment, finance, accounting, legal, and administrative personnel of Prospect Capital Management and Prospect Administration. In particular, certain personnel of Prospect Capital Management will be made available to our Adviser to assist it in managing our portfolio and operations, provided that they are supervised at all times by our Adviser.

In addition, we reimburse Prospect Administration for an allocable portion of expenses incurred by it in performing its obligations under our Administration Agreement, including a portion of the rent and the compensation of our chief financial officer, chief compliance officer, treasurer and secretary and other administrative support personnel.

Prospect Capital Management has engaged Preferred Shareholder Services, LLC, an affiliate of the Dealer Manager, to provide certain non-offering issuer support services pursuant to a services agreement. Prospect Capital Management is responsible for any payments due under such agreement. As of January 1, 2022, Prospect Capital Management will allocate the costs under such services agreement to the Company quarterly, at an up to 0.25% per annum rate of the Company’s average monthly net assets.